A Phase Ib dose escalation study of givastomig, a CLDN18.2 x 4-1BB bispecific antibody, in combination with immunochemotherapy in HER2-negative, CLDN18.2-positive gastric, esophageal or gastro-esophageal junction adenocarcinoma Samuel J. Klempner, Farshid Dayyani, Jeremy Kratz, Sunnie Kim, Claire (Cong) Xu, Christoph M. Ahlers, Xuejun Liu, Jou-Ku Chung, Peter Sabbatini, Phillip A. Dennis, Sangmi Lee, Juyeun Jeon, Geoffrey Ku 02 July 2025

DECLARATION OF INTERESTS SJK has served as a consultant and/or in an advisory role for Bristol-Myers Squibb, Merck, Astellas, Daiichi-Sankyo, Natera, Novartis, AstraZeneca, Mersana, Sanofi-Aventis, Amgen, Boehringer-Ingelheim, Taiho Oncology, Eisai, BeiGene, Elevation Oncology, EsoBiotec, and Gilead. SJK reports prior stock/equity in Turning Point Therapeutics and Nuvalent. SJK is currently participating as an investigator on the study being presented.

Background

- Givastomig, a CLDN18.2 x 4-1BB bispecific antibody, was well tolerated as monotherapy and showed activity in heavily pretreated CLDN18.2-positive gastric cancer patients.[1]
- Givastomig exerts anti-tumor activity through CLDN18.2-based, tumor-directed T-cell activation.[2]
- Dose-dependent pharmacokinetics and induction of soluble 4-1BB were observed.
- Here we present the preliminary data from the dose escalation of givastomig combined with nivolumab and FOLFOX.

Givastomig


Anti-CLDN18.2 IgG1
Anti-4-1BB scFv

Highly potent CLDN18.2 mAb
- Higher affinity than zolbetuximab
- Binds to tumor cells with a wide range of CLDN18.2 expression

Silenced Fc: IgG1
- No ADCC or CDC
- Minimize unintended systemic immune activation driven by FcgR-mediated 4-1BB clustering

Conditional 4-1BB agonist
- Localized T cell activation in TME leading to potent tumor killing and minimal 4-1BB-mediated liver toxicity or systemic immune response

1. Ku ESMO 2024
2. Shen JITC 2024

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Phase Ib Study Design of Givastomig Combined with Immunochemotherapy

Study Design:
- Multi-center, dose-escalation and expansion phase Ib study
- Enrolled only US patients
- Bayesian optimal interval design with at least four subjects per dose

Eligibility:
- 1L unresectable or metastatic GC/GEJ/EAC (GEA)
- HER2-negative
- **CLDN18.2 ≥1+ on ≥1% of tumor cells**
- **All comers PD-L1**

Dose Escalation *(n=17)*

Dose Level 3 *(n=6)*
Giva 12 mg/kg + nivolumab 240 mg + mFOLFOX6 Q2W

Dose Level 2 *(n=6)*
Giva 8 mg/kg + nivolumab 240 mg + mFOLFOX6 Q2W

Dose Level 1 *(n=5)*
Giva 5 mg/kg + nivolumab 240 mg + mFOLFOX6 Q2W

Dose Expansion *(n=40)*

Dose Level 3 (*n=20*)
Giva 12 mg/kg + nivolumab 240 mg + mFOLFOX6 Q2W
Enrollment Ongoing

Dose Level 2 (*n=20*)
Giva 8 mg/kg + nivolumab 240 mg + mFOLFOX6 Q2W
Fully Enrolled

Endpoints:

Primary: Safety

Secondary:

Response rate: ORR, BoR, DoR

Survival: PFS, OS

PK/PD

Notes: GC = gastric cancer; GEJ = gastroesophageal junction; EAC = esophageal adenocarcinoma; mFOLFOX6 = standard of care chemotherapy regimen; Q2W = every two weeks; giva = givastomig; ORR = objective response rate; PK = pharmacokinetic; PD = pharmacodynamic; BoR = best overall response; DoR = duration of response; PFS = progression free survival; OS = overall survival; 1L = first line

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Feature(s) 5 mg/kg (n=5) 8 mg/kg (n=6) 12 mg/kg (n=6) Total (n=17) Age Median (range) 45 54 57 56 (41, 65) (35, 69) (43, 79) (35, 79) Gender Female 3 (60%) 4 (67%) 5 (83%) 12 (71%) Male 2 (40%) 2 (33%) 1 (17%) 5 (29%) Race White 5 (100%) 3 (50%) 3 (50%) 11 (65%) Asian 0 2 (33%) 2 (33%) 4 (23%) Black 0 1 (17%) 0 1 (6%) NR 0 0 1 (17%) 1 (6%) ECOG PS 0 4 (80%) 4 (67%) 1 (17%) 9 (53%) 1 1 (20%) 2 (33%) 5 (83%) 8 (47%) Tumor Location Gastric 3 (60%) 5 (83%) 6 (100%) 14 (82%) GEJ 1 (20%) 1 (17%) 0 2 (12%) Esophageal 1 (20%) 0 0 1 (6%) CLDN18.2 ≥ 75% 3 (60%) 5 (83%) 4 (67%) 12 (71%) < 75% 2 (40%) 1 (17%) 2 (33%) 5 (29%) ≥ 40% 4 (80%) 5 (83%) 5 (83%) 14 (82%) < 40% 1 (20%) 1 (17%) 1 (17%) 3 (18%) PD-L1 CPS ≥ 1 4 (80%) 5 (83%) 6 (100%) 15 (88%) < 1 1 (20%) 1 (17%) 0 2 (12%) MSI MSI-H 0 0 0 0 MSS 5 (100%) 6 (100%) 6 (100%) 17 (100%) Baseline Patient Characteristics Notes: DCO May 15, 2025 ECOG PS = Eastern Cooperative Oncology Group performance status; GEJ = gastroesophageal junction; CPS = combined positive score; MSI = microsatellite instability; MSI-H = microsatellite instability-high; MSS = microsatellite stable; NR = not reported

Givastomig Was Well Tolerated in Combination with Immunochemotherapy

No Dose Limiting Toxicity was observed

	5 mg/kg *(n=5)* (%)	8 mg/kg *(n=6)* (%)	12 mg/kg *(n=6)* (%)	Total *(n=17)* (%)
TEAE	100%	100%	100%	100%
TRAE giva	80%	83%	100%	88%
TRAE any drug	100%	100%	100%	100%
SAE	60%	67%	17%	47%
Related SAE giva	20%	0	17%	12%
Related SAE any drug	40%	17%	17%	24%
Grade ≥3 TEAE	80%	67%	50%	65%
Grade ≥3 TRAE giva	20%	17%	33%	24%
Grade ≥3 TRAE any drug	60%	67%	33%	53%
TRAE → interruption	0	50%	17%	24%
TRAE → treatment DC	20%	0	17%	12%
Disease progression	0	33%	0	12%
TRAE any drug → death	0	0	0	0

Key Adverse Events Related to Any Drug in ≥ 10%

Adverse Event *(n=17)*	Grades ≤ 2	Grade 3	Grade 4	All Grades
Neutropenia	6 (35%)	4 (24%)	2 (12%)	12 (71%)
Peripheral neuropathy	10 (59%)	0	0	10 (59%)
Nausea	9 (53%)	0	0	9 (53%)
Vomiting	6 (35%)	0	0	6 (35%)
Infusion related reaction	6 (35%)	1 (6%)	0	7 (41%)
Diarrhea	5 (29%)	0	0	5 (29%)
Abdominal pain	2 (12%)	1 (6%)	0	3 (18%)
Gastritis	1 (6%)	1 (6%)	0	2 (12%)
ALT increased	1 (6%)	1 (6%)	0	2 (12%)
AST increased	1 (6%)	1 (6%)	0	2 (12%)

Immune Related Adverse Events

Adverse Event *(n=17)*	Grades ≤ 2	Grade 3	Grade 4	All Grades
Pneumonitis	1 (6%)	0	0	1 (6%)
Immune nephritis	0	1 (6%)	0	1 (6%)
Rash maculo-popular	2 (12%)	0	0	2 (12%)

Notes: DCO May 15, 2025

TEAE = treatment emergent adverse event; TRAE = treatment related adverse event; SAE = serious adverse event; DC = discontinuation; giva = givastomig

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Biomarker Confirmed ORR: % (n) All Escalation (n=17) Cohorts Chosen for Expansion (8 & 12 mg/kg) (n=12) Total 71 (12/17) 83 (10/12) PD-L1 ≥ 5 82 (9/11) 89 (8/9) < 5 50 (3/6) 67 (2/3) ≥ 1 73 (11/15) 82 (9/11) < 1 50 (1/2) 100 (1/1) CLDN18.2 ≥ 75 67 (8/12) 78 (7/9) < 75 80 (4/5) 100 (3/3) Confirmed ORR: % (n) PD-L1 ≥ 5 PD-L1 < 5 CLDN18.2 ≥ 75 80 (8/10) 0 (0/2) CLDN18.2 < 75 100 (1/1) 75 (3/4) Notes: DCO May 15, 2025; PD-L1 assays:22C3 pharmDX, or local test; CLDN: Ventana SP455 or 43-14A SD = stable disease; PR = confirmed partial response; ORR = objective response rate; CPS = combined positive score; CLDN = Claudin 18.2 Objective Response Rate of 71% Across Range of PD-L1 & CLDN18.2 Expression

8 and 12 mg/kg (n=12) All (n=17) Median follow up (months) (95% CI) 7.8 (5.7, 10.2) 9.0 (6.1, 11.5) Median duration of response (months) (95% CI) NE (4.5, NE) NE (4.8, NE) PFS median (months) (95% CI) NE (4.5, NE) NE (4.8, NE) PFS 6 months (%) (95% CI) 81.5 (43.5, 95.1) 72.9 (42.6, 89.0) Notes: DCO May 15, 2025 PFS = progression free survival; CI = confidence interval; PD = progressive disease; PR = partial response; SD = stable disease; NE = not evaluable Responses are Rapid, Deep, and Sustained CPS CLDN

Givastomig appears to be well tolerated at 5 mg/kg, 8 mg/kg, and 12 mg/kg in combination with nivolumab and FOLFOX, without significant GI, hepatic, or immune-related toxicities. Dose-dependent pharmacokinetics and induction of soluble 4-1BB were observed with the combination, similar to monotherapy (data not shown). Promising preliminary efficacy of the combination with overall ORR of 71% and 83% at doses being explored in expansion (8 mg/kg and 12 mg/kg). Anti-tumor activity was observed in patients with a wide range of CLDN18.2 expression (e.g. 3/3 PRs < 40%) as well as low PD-L1 expression (CPS < 5%). Enrollment of dose expansion cohort at 8 mg/kg is completed and ongoing at 12 mg/kg (NCT04900818). Conclusions Notes: DCO May 15, 2025 GI = gastrointestinal; ORR = objective response rate; PR = confirmed partial response; CPS = combined positive score

I-Mab and the authors would like to thank all the patients and their families, as well as all the investigators, clinical trial researchers, personnel and staff who contributed to or participated in the trial ESMO GI 2025 Copies of this presentation obtained through QR (Quick Response) and/or text key codes are for personal use only and may not be reproduced without written permission of the authors.